Exhibit 21.1

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Aconcagua Bio, Inc.	Delaware
Annapurna Bio, Inc.	Delaware
Basecamp Bio Inc.	Cayman Islands
Gasherbrum Bio, Inc.	Delaware
Gimigela Bio, Inc.	Delaware
Lhotse Bio, Inc.	Delaware
Shanghai ShouTi Biotechnology Co., Ltd. (上海硕迪生物技术有限公司)	People’s Republic of China
ShouTi Hong Kong Limited	Hong Kong
Structure Therapeutics USA Inc.	Delaware